Interbrew

THE WORLD'S LOCAL BREWER

02049810

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 4 September 2002

SEC MAIL PROCESSING RECEIVED SEP 06 2002 WASH, D.C. 151 SECTION

Dear Madam,

SUPPL

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Interbrew

THE WORLD'S LOCAL BREWER®

PRESS RELEASE

Half-year results confirm Interbrew's underlying growth

Brussels, 4 September 2002

Today, Interbrew, *The World's Local Brewer©*, published its half-year results for 2002. Based on the reported financial figures, EBITDA, EBIT and net profit are down 12.1%, 26.7% and 18.3%, respectively.

AS REPORTED

Unaudited consolidated key figures (IAS) as reported in Interim Financial Report

	HY 2002	HY 2001	Δ %
Volume (1)	42.0	42.5	(1.2)
Net turnover(2)	3,417	3,480	(1.8)
EBITDA(2)	573	652	(12.1)
EBIT(2)	244	333	(26.7)
Net profit(2)	165	202	(18.3)
EPS (3)	0.51	0.56	(8.9)
ROIC (%)	10.4	10.1	3.0

In line with the previous reporting format, the table below illustrates first-half results for 2002, excluding Carling®, and compares them with the first-half results of 2001, excluding the entire Bass® UK business (Carling®, Scotland and Northern Ireland).

POST-RESTRUCTURING CHARGE

Unaudited consolidated key figures (IAS) as adjusted for Carling/Bass UK

	HY 2002 Excluding Carling®	HY 2001 Excluding Bass® UK	Δ %
Volume (1)	40.9	34.8	17.5
Net turnover(2)	3,332	2,784	19.7
EBITDA(2)	569	516	10.3
EBIT(2)	253	272	(7.0)
Net profit(2)	171	206	(17.0)
EPS (3)	0.52	0.54	(3.7)
ROIC (%)	10.4	11.6	(10.3)

(1) Million HL, excluding FEMSA.
(2) Million euro.
(3) EPS is expressed in euro, and means net profit from ordinary activities, plus amortization/impairment of goodwill, divided by the weighted average number of ordinary shares in the period.

Scope changes

A number of significant scope changes impacted first half-year results: Bass® brewing business in Scotland and Northern Ireland, as well as Diebels®, are included in scope changes for six months. Beck & Co. is included for five months.

Re-engineering for long-term growth

The most important initiative taken to sustain long-term growth relates to the previously announced outsourcing of the secondary distribution and logistics in the UK to Tradeteam Limited, subject to OFT approval. This resulted in a one-off, restructuring charge of 37.5 million pounds Sterling (61 million euro), as well as on-going improvements to cashflow and profitability at Interbrew UK. The effects of this restructuring are summarised in the table below.

PRE-RESTRUCTURING CHARGE

Unaudited consolidated key figures (IAS)

	HY 2002 (excluding Carling®)		HY 2001 (excluding Bass® UK)	Δ % (pre-UK restructuring)
	Post-UK restructuring	Pre-UK restructuring		
Volume [1]	40.9	40.9	34.8	17.5
Net turnover[2]	3,332	3,332	2,784	19.7
EBITDA[2]	569	630	516	22.1
EBIT[2]	253	314	272	15.4
Net profit[2]	171	218	206	5.8
EPS [3]	0.52	0.62	0.54	14.8
ROIC (%)	10.4	11.3	11.6	(2.6)

(1) Million HL, excluding FEMSA.
(2) Million euro.
(3) EPS is expressed in euro, and means net profit from ordinary activities, plus amortization/impairment of goodwill, divided by the weighted average number of ordinary shares in the period.

Interbrew continues to pursue opportunities to improve its businesses. This is an on-going process, and further re-engineering actions will be announced at the appropriate time.

Performance by region

The first half of the year was characterised by underlying business growth, despite capacity constraints in Russia, and the non-integration of Beck's in Labatt USA. Interbrew also made important investments to improve long-term growth.

Western Europe

In Western Europe, a region with low or declining market growth, Interbrew realised a 1.7% organic volume growth and 2.3% organic net turnover growth. Organic EBITDA grew 9.3%, thanks to a combination of price and mix improvements, plus good cost management. Market shares have been stable or growing in all countries.

Stella Artois® has again outperformed its competition in the UK, with value growth of 9.4% versus the 5.5% value growth of the premium lager segment. Interbrew also announced the addition of the well-known, mainstream lager, Castlemaine XXXX®, brewed under licence and distributed by Interbrew UK, which means the company now has a balanced portfolio in this market. In Belgium, Jupiler® continued its strong performance, both in the on- and off-trade business.

In the German market, for the first half of 2002, Beck's® is the only brand with double-digit volume growth: 17.8%. Its volumes reached an all-time high in June 2002, and the pricing environment in Germany remains favourable.

The Americas

In the Americas, volume grew organically by 2.9%, while organic net turnover growth was 5.5%. Organic EBITDA and EBIT growth, including one-time lock-out charges of 19 million euro, increased 1.1% and 0.9%, respectively. At Labatt USA, the import business continues to drive volume growth, and sales to retailers/depletions increased 7.7%. In addition, the new marketing mix for Rolling Rock® is beginning to show positive results.

Beck's North America is currently operating independently from Labatt USA. The uncertainty resulting from the delay in the integration process has had a negative impact on Interbrew's sales performance. In the first half, distributor depletions were off 4% nationally, but they did improve in July and August.

Demonstrating its firm commitment to strengthen its position in the US on-trade market, Interbrew announced that an agreement has been reached with Diageo to transfer to Interbrew all import and distribution rights for Bass® Ale in the United States. The details of this agreement can be found in a separate announcement released today to the press.

In Canada, Interbrew negotiated favourable, multi-year workforce agreements, thus preventing an unacceptable rise of 93 million euro in the cost base. The settlement cost Interbrew 19 million euro, a consequence of the lock-out at the London brewery in Ontario, and includes the related workers' pension agreement. When this non-recurring cost is excluded from the half-year calculations, EBITDA and EBIT grew organically in the Americas by 12% and 17.1%, respectively. Overall market share is stable and the pricing environment remains firm. Oland Specialty Beer Company continues its strong growth path in the premium segment, with a 20% organic volume growth.

Interbrew's performance in Cuba was encouraging, with a 20% compound volume growth rate, and validates the recently announced investment supporting future growth.

Emerging Markets

In Emerging Markets, organic volume growth of 2.7%, plus mix improvements; have led to an organic net turnover growth of 6.5%. Strong sales growth in the core segment was achieved in the Czech Republic, Hungary and Croatia. This strong growth helped offset weaker performances in Bulgaria, Romania and Montenegro, where difficult economic conditions have brought on a shift towards the value segment.

In Russia, first-half performance was negatively impacted, mainly because of capacity constraints in the market's fast-growing PET and can segments. Important capital-expenditure commitments made in the fourth quarter of 2001 came on stream as of June 2002. In South Korea, Interbrew's financial performance continues to be very positive, with continued market-share growth of the Cass® brand.

The company also continues to carefully consider investment choices to ensure its strategic positioning in top-growth markets. The framework agreement with Zhujiang Brewery is designed to further strengthen Interbrew's position and development in China, which saw strong volume growth in one of the most promising beer markets in the world. Final details of this agreement are expected to be announced before the end of the year.

Segment information

The information in the table below can be reconciled to the attached Interim Financial Report by adding back the figures in the Bass column of the attached notes for 2001 and 2002, and by subtracting the 61 million euro UK restructuring charge in 2002.

Million euro (except for Volume, in million HL)	HY 2001	Organic growth	Acquisitions /disposals	Royalties & fees	Currency impact	HY 2002
Western Europe						
Volume	11.9	0.2	4.7	0	0	16.8
Net Turnover	1241	29	324	0	5	1599
EBITDA [1]	193	18	83	(17)	0	277
EBIT [1]	96	21	27	(17)	0	127
The Americas						
Volume[2]	6.9	0.2	0.7	0	0	7.8
Net Turnover	848	47	86	0	(5)	976
EBITDA[3]	175	2	6	(6)	(2)	175
EBIT[3]	117	1	5	(6)	(1)	116
Emerging Markets						
Volume	14.9	0.4	0	0	0	15.3
Net Turnover	629	41	0	0	11	681
EBITDA	146	6	0	(2)	3	153
EBIT	63	(5)	0	(2)	2	58
Holding Companies & Export						
Volume	1.1	0	(0.1)	0	0	1.0
Net Turnover	66	(2)	11	0	1	76
EBITDA	2	(9)	7	25	0	25
EBIT	(4)	(13)	6	25	(1)	13
Total						
Volume[2]	**34.8**	**0.8**	**5.3**	**0**	**0**	**40.9**
Net Turnover	**2784**	**115**	**421**	**0**	**12**	**3332**
EBITDA[1] [3]	**516**	**17**	**96**	**0**	**1**	**630**
EBIT[1] [3]	**272**	**4**	**38**	**0**	**0**	**314**

(1) Excluding 37.5 million pounds Sterling (61 million euro) restructuring charges in 2002.

(2) Excluding FEMSA.

(3) HY Results for 2002 include the 19 million-euro one-time cost of the lock-out in London, Ontario.

Outlook

Interbrew remains on track to meet its long-term objectives and reiterates its target of double-digit, average annual growth in EPS before goodwill amortisation, from 2000 to 2004, irrespective of scope changes.

Poor weather conditions in Western and Central Europe, combined with the investments we made in long-term sustainable growth, lead Interbrew to target an EPS pre-goodwill and pre-restructuring of 1.50 euro for the current year.

Shareholders' agenda

Live webcast of half-year results presentation

In line with Interbrew's commitment to equivalence of information for all shareholders, the presentation of the first half year results to sell-side analysts shall be webcast live on Interbrew's website www.interbrew.com on 4 September 2002 at 15:00, Central European Time (9:00 NY/EDST). It will remain accessible in the video archive for the next six months.

Publication of nine-months trading update: 28 October 2002

Publication of 2002 full-year results: 19 March, 2003.

Interbrew - *The World's Local Brewer©*

Interbrew, The World's Local Brewer©, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Unaudited Interim Financial Report

As at and for the six month period ended June 30, 2002

Unaudited Consolidated Income Statement

Expressed in million euro. Prepared in accordance with International Accounting Standards (IAS)

For the six month period ended 30 June	2002	2001
Net Turnover	**3,417**	**3,480**
Cost of sales	(1,692)	(1,763)
Gross Profit	**1,725**	**1,717**
Distribution expenses	(384)	(392)
Sales & marketing expenses	(709)	(711)
Administrative expenses	(302)	(248)
Other operating income/ expenses	(25)	(33)
Profit from operations, before restructuring costs	**305**	**333**
UK restructuring costs	(61)	-
Profit from operations	**244**	**333**
Net financing costs	(59)	(101)
Income from associates	36	29
Profit before taxes	**221**	**261**
Income tax expense	(48)	(47)
Profit after taxes	**173**	**214**
Minority interests	(8)	(12)
Net profit from ordinary activities	**165**	**202**
Extraordinary items	-	-
Net profit for the period	**165**	**202**
Weighted average number of ordinary shares in the period (in millions)	431	428
Fully diluted weighted average number of ordinary shares in the period (in millions)	435	434
Period-end number of ordinary shares (in millions)	431	429
Basic earnings per share	0.38	0.47
Diluted earnings per share	0.38	0.47
Earnings per share before goodwill (ordinary)1	0.51	0.56
Earnings per share before goodwill (diluted)2	0.50	0.55

[1] Net profit from ordinary activities plus amortization/ impairment of goodwill, divided by the weighted average number of ordinary shares for the period

[2] Net profit from ordinary activities plus amortization/ impairment of goodwill, divided by the fully diluted weighted average number of ordinary shares for the period

Unaudited Consolidated Balance Sheet

Expressed in million euro. Prepared in accordance with International Accounting Standards (IAS)

As at	30 June 2002	31 December 2001	30 June 2001
ASSETS			
Non-current assets			
Property, plant and equipment	3,389	3,800	3,799
Goodwill	3,522	3,145	2,861
Intangible assets other than goodwill	116	114	67
Interest bearing loans granted	16	14	17
Investments in associates	691	784	793
Investment securities	300	196	180
Deferred tax assets	178	149	149
Employee benefits	26	310	276
Long-term receivables	260	405	473
	8,498	**8,917**	**8,615**
Current assets			
Interest bearing loans granted	30	7	3
Investment securities	-	-	7
Inventories	492	556	589
Income tax receivable	83	76	42
Trade and other receivables	1,654	1,944	1,905
Cash and cash equivalents	236	401	292
	2,495	**2,984**	**2,838**
Total assets	**10,993**	**11,901**	**11,453**

Unaudited Consolidated Balance Sheet (continued)

Expressed in million euro. Prepared in accordance with International Accounting Standards (IAS)

As at	30 June 2002	31 December 2001	30 June 2001
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	332	332	331
Share premium	3,209	3,209	3,199
Reserves	293	525	678
Retained earnings	738	752	195
	4,572	**4,818**	**4,403**
Minority interests	**459**	**497**	**416**
Non-current liabilities			
Interest bearing loans and borrowings	2,248	2,006	2,427
Employee benefits	337	304	328
Deferred government grants	2	3	4
Trade and other payables	18	6	3
Provisions	246	250	228
Deferred tax liabilities	162	276	251
	3,013	**2,845**	**3,241**
Current liabilities			
Bank overdrafts	111	52	62
Interest bearing loans and borrowings	668	1,028	986
Income tax payable	133	131	60
Trade and other payables	1,963	2,510	2,285
Provisions	74	20	-
	2,949	**3,741**	**3,393**
Total liabilities	**10,993**	**11,901**	**11,453**

Unaudited Consolidated Cash Flow Statement

Expressed in million euro. Prepared in accordance with International Accounting Standards (IAS)

For the six month period ended	30 June 2002	31 December 2001	30 June 2001
Operating activities			
Net profit from ordinary activities	165	537	202
Depreciation	258	550	270
Amortization	71	100	49
Write-offs on non current and current assets	1	1	-
Foreign exchange losses/ (gains)	14	(14)	(6)
Interest income	(13)	(38)	(17)
Investment income	(38)	(43)	(13)
Interest expense	76	218	98
Investment expense	14	32	10
Loss/ (gain) on sale of property, plant and equipment	(6)	19	7
Loss/ (gain) on sale of intangible assets	(2)	(5)	(3)
Income tax expense	48	179	47
Income from associates	(36)	(67)	(29)
Minority interests	8	59	12
Operating profit before changes in WC and provisions	**560**	**1,528**	**627**
Decrease/ (increase) in trade and other receivables	9	(138)	(92)
Decrease/ (increase) in inventories	(82)	(51)	(78)
Increase/ (decrease) in trade and other payables	(224)	105	(37)
Increase/ (decrease) in provisions	46	(95)	(29)
Cash generated from the operations	**309**	**1,349**	**391**
Interest paid	(74)	(211)	(92)
Interest received	12	33	8
Dividends received	23	34	34
Income taxes paid	(32)	(145)	(103)
Cash flows before extraordinary activities	**238**	**1,060**	**238**
Extraordinary items (net of tax)	-	(7)	-
CASH FLOW FROM OPERATING ACTIVITIES	**238**	**1,053**	**238**
Investing activities			
Proceeds from sale of property, plant and equipment	36	65	40
Proceeds from sale of intangible assets	11	7	4
Proceeds from sale of investments	5	34	31
Repayments of loans granted	3	4	1
Sale of subsidiary, net of cash disposed of	1,869	13	-
Acquisition of subsidiary, net of cash acquired	(1,732)	(148)	(23)
Acquisition of property, plant and equipment	(221)	(535)	(261)
Acquisition of intangible assets	(55)	(24)	(10)
Acquisition of other investments	(160)	(43)	(13)
Payments of loans granted	(12)	(13)	(5)
CASH FLOWS FROM INVESTING ACTIVITIES	**(256)**	**(640)**	**(236)**

Unaudited Consolidated Cash Flow Statement (continued)

Expressed in million euro. Prepared in accordance with International Accounting Standards (IAS)

For the six month period ended	30 June 2002	31 December 2001	30 June 2001
FINANCING ACTIVITIES			
Proceeds from the issue of share capital	-	17	5
Proceeds from other borrowings	3,694	421	340
Repayment of borrowings	(3,756)	(1,057)	(687)
Payment of finance lease liabilities	(4)	(7)	(3)
Payment of transaction costs	-	-	-
Dividends paid	(135)	(106)	(100)
CASH FLOWS FROM FINANCING ACTIVITIES	**(201)**	**(732)**	**(445)**
Net increase in cash and cash equivalents	**(219)**	**(319)**	**(443)**
Cash and cash equivalents at beginning of period	349	663	663
Effect of exchange rate fluctuations on cash held	(5)	5	10
Effect of exchange rate on acquisitions and disposals	-	-	-
Cash and cash equivalents less bank overdrafts at end of period	**125**	**349**	**230**

Unaudited Consolidated Statement of Changes in Equity

Expressed in million euro. Prepared in accordance with International Accounting Standards (IAS)

For the six month period ended 30 June 2001	Issued capital	Share premium	Translation Reserves	Hedging Reserves	Retained Earnings	Total
As of 31December 2000	**329**	**3,195**	**452**	**-**	**90**	**4,066**
Net profit for the period	-	-	-	-	205	205
Translation adjustment for the period	-	-	226	-	-	226
Capital increases	2	4	-	-	-	6
Dividends to shareholders	-	-	-	-	(90)	(90)
Other items recognized directly in equity	-	-	-	-	(1)	(1)
As of 30 June 2001 (before IAS 39)	**331**	**3,199**	**678**	**-**	**204**	**4,412**
Restatements as a result of first time application of IAS 39	-	-	-	-	-	-
- Impact on opening balance	-	-	-	-	(5)	(5)
- Income statement	-	-	-	-	(3)	(3)
- Through reserves	-	-	-	-	(1)	(1)
As of 30 June 2001	**331**	**3,199**	**678**	**-**	**195**	**4,403**

-

For the six month period ended 30 June 2002	Issued capital	Share premium	Translation Reserves	Hedging Reserves	Retained Earnings	Total
As of 31 December 2001	**332**	**3,209**	**533**	**(8)**	**752**	**4,818**
Net profit for the period	-	-	-	-	165	165
Translation adjustment for the period	-	-	(264)	-	-	(264)
Capital increases	-	-	-	-	-	-
Other items recognized directly in equity	-	-	-	12	(2)	10
Change in measurement currency of an Affiliate	-	-	20	-	(52)	(32)
Dividend to shareholders	-	-	-	-	(125)	(125)
As of 30 June 2002	**332**	**3,209**	**289**	**4**	**738**	**4,572**

Notes to the Unaudited Consolidated Interim Financial Statements

BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the Standing Interpretations Committee of the IASB. The consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as in the 31 December 2001 annual financial statements. This interim financial report is in compliance with IAS 34, Interim Financial Reporting.

SEGMENT INFORMATION

Expressed in million euro, except volume expressed in million hl.

For the six month period ended 30 June	Western Europe[1]		Americas		Emerging markets		Bass[1]		Holding companies and export		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Volume	16.8	11.9	7.8	6.9	15.3	14.9	1.1	7.7	1.0	1.1	42.0	42.5
Net turnover	1,599	1,241	976	848	681	629	85	696	76	66	3,417	3,480
EBITDA	216[2]	193	175	175	153	146	4	136	25	2	573	652
Profit from operations (EBIT)	66[2]	96	116	117	58	63	(9)	61	13	(4)	244	333

ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

ACQUISITION OF BECK & CO.

On 1 February 2002, the Group acquired 80.02% of the shares in Brauerei Beck GmbH & Co. KG ("Beck & Co.") for a purchase price of 1.7 billion euro. The remaining 19.98% of shares in Beck & Co. are held by a subsidiary of Beck & Co. A portion (0.96%) of this subsidiary is owned by minority shareholders. Hence, the Group acquired, directly and indirectly, 99.81% of the economic interest in Beck & Co. The acquisition is accounted for using the purchase method of consolidation.

The goodwill on the acquisition of Beck & Co., including the value of the brands acquired, is approximately 1.4 billion euro, subject to adjustments due to the final determination of the fair values of the assets and liabilities acquired. Goodwill and brands are amortized over a period of 40 years.

DISPOSAL OF CARLING BREWERS

On 2 February, 2002 Interbrew completed the sale of Carling Brewers to the Adolph Coors Company and accordingly, as of that date, Interbrew ceased to consolidate Carling Brewers. The impact of the disposal was reflected in the 2001 financial statements.

The sale had its origins in the initial decision of the Secretary of State on 3 January 2001, which vetoed Interbrew's proposed merger of the UK brewing operations of Bass Brewers and the Whitbread Beer Company, and required the company to divest the UK beer business of Bass Brewers. In February 2001, Interbrew applied in the UK for a judicial review of this decision in the High Court of Justice. In May 2001, the High Court decided in favor of Interbrew, and asked for a review of the decision. Public consultation on several remedies was carried out by the Office of Fair Trading (OFT). In September 2001, the UK Secretary of State endorsed the remedy which included the sale of Carling Brewers. Under this resolution Interbrew retained Bass Brewers' businesses in Scotland and Northern Ireland, as well as the global rights to the brands Bass Ale and Tennent's, and the subsidiary in Italy. Not at issue was the Prague Brewery (which produces Staropramen) which had already been integrated into the Interbrew family.

---

[1] Bass business in Scotland and Ireland is reported in the Western Europe column in 2002 (in the Bass column in 2001)
[2] Including UK restructuring costs of 37.5 million pounds Sterling (61 million euro)

SEASONALITY OF OPERATIONS

Beer consumption is seasonal, typically resulting in higher demand during the summer season and accordingly lower profitability and turnover during the first half of the year. Further, December is a peak month in the UK and in Canada.

UK RESTRUCTURING COSTS

Interbrew will outsource its secondary distribution operations in the UK to Tradeteam Limited and accordingly has recorded a restructuring charge of £37.5 million (61 million euro). It is intended that all secondary distribution operations and approximately 1,500 personnel will be transferred to Tradeteam. The agreement with Tradeteam is subject to regulatory approval and completion of employee consultation. Tradeteam is no longer within the Interbrew Group, as it formed part of the disposal of Carling Brewers as described above.

UNUSUAL ITEMS

There were no important unusual items affecting assets, liabilities, equity, net profit, or cash flows during the six month period ended 30 June 2002.

SUBSEQUENT EVENTS

There are no significant events subsequent to the end of the interim period that have not been reflected in the financial statements.

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew obtains distribution rights for Bass® Ale in the United States

Brussels, 4 September 2002

Today, Interbrew, *The World's Local Brewer ©*, announced that an agreement has been reached with Diageo to transfer to Interbrew all import and distribution rights for Bass® Ale in the United States, for USD 105 million (USD 79 million after tax). By virtue of this agreement, Interbrew will obtain operating control of the Bass® Ale brand in the United States, as of 30 June, 2003.

Bass® Ale is a high-margin brand which accounts for more than 25% of all super-premium imported beers in the US, and which will occupy a unique role in Interbrew's portfolio. In the US market, the brand will give Interbrew operational control of 7 out of the top 12 best-selling imported beers, as well as 23.7% of the import segment. In addition, Bass® Ale's 700,000-hectolitres volume will significantly strengthen Interbrew's position in the American on-trade market.

"We look forward to working with Diageo on developing Bass® Ale in the US market during the transition period until June 2003," said Hugo Powell, Interbrew's CEO. "I firmly believe that Bass® Ale will considerably enhance our portfolio of brands, and strengthen our position in the rapidly growing import segment of the market."

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com